Exhibit 99.1

HUB Security Reports Fiscal 2022 Financial Results and Provides Corporate Update

Completes Internal Investigation and Files Annual Report on Form 20-F for the Fiscal Year 2022

Tel Aviv, Israel, – August 15, 2023 – HUB Security (NADSAQ: HUBC), a developer of Confidential Computing cybersecurity solutions and services (“HUB Security” or the “Company”), today announced it has filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

The Company plans to work expeditiously to report its first half results for the period ended June 30, 2023. Subsequently, the Company looks forward to holding a conference call to discuss historical events, current status, and go-forward outlook. Meanwhile, the Company continues its strategy, daily operations, and mission to disrupt the market with its confidential computing platform.

As previously disclosed, the Board of Directors of the Company appointed a Special Committee of Independent Directors (the “Special Committee”) to oversee an internal investigation (the “Internal Investigation”) in order to review certain allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of the Company. The Special Committee placed a heavy emphasis on being thorough and judicious in uncovering any malfeasance, which required multiple and time-consuming audits, including a forensic audit, to ensure any and all malfeasance was uncovered.

During the course of the Internal Investigation, the Special Committee, together with its outside advisers, believed that it found sufficient evidence to support a determination that Mr. Eyal Moshe, the Company’s former Chief Executive Officer and President of U.S. operations and former Board member misappropriated a total of approximately NIS 2 million (approximately $582 thousand) for personal use. The employment of Eyal Moshe, was terminated effective July 24, 2023 for cause in connection with these determinations by the Special Committee. Additionally, Mr. Moshe resigned from the Company’s Board of Directors on August 15, 2023.

“Since being appointed as CEO, we have commenced a complete review of all internal controls and refined our go-to-market and R&D teams. We are leveraging the breadth of our customer base and bundling cyber solutions with our confidential computing platform to create a ‘One HUB’ strategy,” Uzi Moskovich, Chief Executive Officer of HUB Security. “The Board has directed the Company’s management to implement significant remedial measures to ensure these issues are thoroughly resolved. HUB Security’s management team is committed to transparency, accountability, operational rigor and integrity, which, when coupled with the remedial measures we are implementing, will hopefully allow the entire HUB Security organization to move forward focused on delivering long-term growth and value creation. Finally, we look forward to updating the investment community on the solid strides we have made internally and the traction our products are having in the market.”

Recent Key Highlights

●	As of December 31, 2022, our backlog estimates consisted of approximately $39 million in customer contracts, and we had an estimated $103 million in pipeline, consisting of customer contracts in various stages of negotiation and initial revenue indications from potential customers that have not been contractually committed.

●	HUB Security and Getronics announced a global strategic partnership and a 1.3 million Euro contract with a multination company. Getronics, a leading provider of workplace, cloud, IoT, and managed service cybersecurity solutions has partnered with HUB Security to combine HUB Security’s industry-leading cyber risk management technology and services with Getronics’ world-class technology solutions.

●	HUB Security has partnered with Virtual I Technologies to create unique cyber risk management solution that seeks to allow insurance carriers and reinsurers to effectively evaluate, price and underwrite cyber insurance policies. The solution provides insurers with a secure file vault that greatly reduces the chances of being attacked and minimizes potential damage due to lost or corrupted data. The platform, called “HUB Secure File Vault” is licensed as a Platform-as-a-Service and provides major elements of protection such as making it much harder for malware to get into client systems, if malware does gain entry, it is detected in milliseconds, and cleaned and finally, if malware attempts to steal private information, the transfer of data is blocked.

Fiscal 2022 Financial Highlights

●	Revenue: $79.7 million.

●	Gross Profit: Gross profit for the full year of 2022 was $6.4 million.

●	Operating Expenses: Operating expenses for the full year of 2022 was $(86.0) million, including $26 million of impairments, $15.8 million of SPAC transaction costs, $582 thousand of misappropriated expenses and $7.8 million of depreciation and amortization.

●	Operating (Loss): Operating loss for the full year of 2022 was $(79.5) million.

●	Adjusted EBITDA: Adjusted EBITDA loss for the full year of 2022 was $(21.1) million.

●	Operating Cash Flow: Operating Cash Flow for the full year of 2022 was $(23.4) million.

●	Cash Flow and Cash Equivalents: As of December 31, 2022, the Company had cash and cash equivalents, restricted cash and deposits in the amount of $5.6 million.

Impairment

In the year ended December 31, 2022, the Company recorded non-cash charge for the impairment of goodwill and intangible assets in the amount of $23.4 million, due primarily to macroeconomic factors such as higher cost of capital, the overall increase in financing costs due to the liquidity pressure which are contributing to reduced forecasted revenues, lower operating margins, and reduced expectations for future cash flows, as well as $8.7 million full impairment of the acquisition of Legacy Technologies since no binding purchase orders had been signed and lack of progress.

Non-IFRS Financial Measures.

This press release and the accompanying tables contain non-IFRS financial measures. HUB Security believes that these non-IFRS financial measures provide useful information to management and investors regarding certain financial and business trends relating to HUB Security’s financial condition and results of operations. HUB Security’s management uses non-IFRS measures to compare HUB Security’s performance to that of prior periods, for trend analysis and for budgeting and planning purposes. The non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies.

HUB Security defines Adjusted EBITDA as net loss as adjusted for income taxes, finance income, finance expenses, depreciation and amortization, impairments, share-based compensation expense, SPAC transaction cost and other one-time costs.  Adjusted EBITDA is a key metric used by management and HUB Security’s board of directors to assess its financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in HUB Security’s industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA is not an IFRS measure of HUB Security’s financial performance or liquidity and should not be considered as alternatives to net income or loss as a measure of financial performance, as alternatives to cash flows from operations as a measure of liquidity, or as alternatives to any other performance measure derived in accordance with IFRS. Adjusted EBITDA should not be construed as an inference that HUB Security’s future results will be unaffected by unusual or other items.

Non-IFRS financial measures may differ materially from the Non-IFRS financial measures used by other companies. Reconciliation between results on a IFRS and Non-IFRS basis is provided in a table at the end of this release. A reconciliation of the adjusted EBITDA to the corresponding IFRS measure (net loss) is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of the amounts of share-based compensation expense, among others. Accordingly, a reconciliation of Adjusted EBITDA to the corresponding IFRS measures for future periods is not available without unreasonable effort.

About HUB Cyber Security

HUB Security was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces. The company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide. For more information, please visit https://hubsecurity.com/

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include, without limitation, statements regarding the financial position, business strategy, plans and objectives of management for future operations, and any statements that refer to characterizations of future events or circumstances, including any underlying circumstances. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this report, the words “could,” “should”, “will,” “may,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project,” the negative of such terms, and other similar expressions are intended to identify forward looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the Company and: (i) the results of the Special Committee’s investigation; (ii) t the identification of one or more material weaknesses in internal control over financial reporting; (iii) costs relating to the Special Committee’s investigation, which have been material; (iv) the Company’s ability to continue as a going concern; (v) outcome of any legal proceedings that may be instituted against the Company, including as may result from the Special Committee’s investigation; (vi) the ability to meet stock exchange continued listing standards; (vii) expectations regarding the Company’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and the Company’s ability to invest in growth initiatives and pursue acquisition opportunities; (viii) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (ix) limited liquidity and trading of the Company’s securities; (x) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xi) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (xii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for the Company; and (xiii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2023.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of the Company prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning matters addressed in this release and attributable to the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release to reflect the occurrence of unanticipated events.

Investor Contact:

Marc P. Griffin

ICR, Inc for HUB Security

Marc.Griffin@ICRinc.com

Media Contact :

HUB Security

Gili Nizani

gili.nizani@hubsecurity.io

HUB Security

Consolidated Statement of Operations

(U.S. dollars in thousands, except loss per share amounts)

	Year to date December 31,	Year to date December 31,
	2022	2021
	Audited	Audited

Revenues	$79,743	$32,520
Cost of revenues	73,297	27,424
Gross profit	6,446	5,096
	126%
Research and development expenses, net	5,574	5,796
Selling and marketing expenses	22,800	2,774
General and administrative expenses	57,579	9,367
Operating loss	(79,507)	(12,841)

Finance expenses	1,701	317
Finance income	469	5
Loss before taxes on income	(80,739)	(13,153)

Taxes on income	(739)	470
Net loss	$(80,000)	$(13,623)

Attributable to:
Equity holders of the Company	(81,595)	(13,232)
Non-controlling interests	1,595	(391)
	$(80,000)	$(13,623)
Net loss per share attributable to equity holders of the Company
Basic and diluted net loss per share	$(0.96)	$(0.12)

HUB Security

Consolidated Balance Sheet

(U.S. dollars in thousands)

	December 31,	December 31,
	2022	2021
	Audited	Audited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,994	$13,974
Restricted cash	59	218
Restricted bank deposit	1,516	1,001
Trade receivables, net	24,057	25,652
Other accounts receivable	1,672	7,078
Inventories	1,900	1,838
Total current assets	33,198	49,761
NON-CURRENT ASSETS:
Long-term receivables	872	96
Long-term restricted deposit	3,002	3,416
Property, plant and equipment	1,314	1,146
Right-of-use assets	6,507	8,235
Goodwill	13,702	31,992
Intangible assets	16,198	22,617
Deferred tax assets	-	3,469
Total long -term assets	41,595	70,971
TOTAL ASSETS	$74,793	$120,732

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short term loans	$13,432	$11,279
Trade payables	13,771	14,994
Current maturities of lease liabilities	1,472	2,023
Current maturities of other LT liabilities	3,839	-
Other accounts payable	25,322	9,662
Total current liabilities	57,836	37,958
NON-CURRENT LIABILITIES:
Loans from banks	-	3,799
Liabilities for government grants	887	961
Lease liabilities	4,995	6,062
Deferred tax liabilities	161	4,734
Other long -term liabilities	1,064	-
Employee benefit assets and liabilities	1,040	1,440
Total long -term liabilities	8,147	16,996
SHAREHOLDERS’ EQUITY
Total equity	6,413	64,787
Non-controlling interests	2,397	991
Total shareholders’ equity	8,810	65,778
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$74,793	$120,732

HUB Security

Consolidated Statement of Cash Flows

(U.S. dollars in thousands)

	Year to date December 31,	Year to date December 31,
	2022	2021
	Audited	Audited

Cash flows from operating activities:
Net loss	$(80,000)	$(13,623)
Adjustments to reconcile net loss to net cash used in operating activities:
Finance expenses, net	896	312
Impairment of Goodwill and Intangible assets	23,356	-
Depreciation and amortization	7,791	1,853
Change in employee benefit liabilities, net	(364)	(94)
Change in deferred tax liabilities	(1,059)	58
Cost of share-based payment	10,516	5,897
Changes in asset and liability items:
Increase in trade receivables	(1,453)	(6,969)
Decrease (increase) in other accounts receivable	2,462	(3,463)
Decrease in receivables for construction contracts	0	682
Increase in trade payables	544	8,879
Increase in inventories	(288)	(1,195)
Change in balances of government grants	0	(186)
Increase in other accounts payable	15,216	2,884
Cash paid and received during the year for:
Taxes paid	(806)	(315)
Interest paid, net	(243)	0
Net cash used in operating activities	(23,432)	(5,280)

Cash flows from investing activities:
Investment in restricted bank deposit	(660)	(202)
Investment in restricted cash	140	(210)
Change in long-term deposits	0	(3,096)
Purchase of property, plant and equipment	(624)	(453)
Assets acquisition	(5,405)	-
Reverse acquisition	0	605
Acquisition of newly consolidated subsidiary	0	(12,626)
Net cash used in investing activities	(6,549)	(15,982)

Cash flows from financing activities:
Issue of shares, net of issue expenses	18,836	34,571
Repurchase of shares	0	(1,230)
Exercise of options and warrants	1,086	-
Short-term loans, net	1,780	615
Repayment of lease liabilities	(2,065)	(1,079)
Receipt on account of issuance of shares	2,251	-
Government grants	77	202
Repayment of long-term loans	(1,210)	(376)
Dividend distribution to non-controlling interest	(95)	0
Net cash provided by financing activities	20,660	32,703

Exchange rate differences on cash and cash equivalents	(659)	1,271

Increase (decrease) in cash and cash equivalents	(9,980)	12,712
Cash and cash equivalents at the beginning of the year	$13,974	$1,262
Cash and cash equivalents at the end of the period	$3,994	$13,974

Reconciliation of IFRS Measures to Non-IFRS Measures

U.S. dollars in thousands (except per share data)

	Year Ended December 31,
	2022	2021
	Unaudited	Unaudited

Net loss	$(80,000)	$(13,623)
Finance income	(469)	(21)
Finance expenses	1,701	333
Taxes on income	(739)	470
Depreciation and amortization	7,791	1,853
Share-based compensation expense	10,516	5,897
SPAC Transaction costs	15,829	511
One time cost	887	-
Impairment of goodwill and other intangible assets	23,356	-
Adjusted EBITDA	$(21,128)	$(4,580)